EXHIBIT 12.1

HALLIBURTON COMPANY
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(Millions of dollars, except ratios)

	Three Months Ended March 31	Year Ended December 31
	2010	2009	2008	2007	2006
Earnings available for fixed charges:
Income from continuing operations
before income taxes and noncontrolling interest	$333	$1,682	$3,849	$3,447	$3,186
Add:
Distributed earnings from equity in
unconsolidated affiliates	1	17	30	43	28
Fixed charges	95	361	232	222	238
Subtotal	429	2,060	4,111	3,712	3,452
Less:
Equity in earnings of
unconsolidated affiliates	4	16	50	57	65
Total earnings available for fixed charges	$425	$2,044	$4,061	$3,655	$3,387

Fixed charges:
Interest expense	$79	$297	$167	$168	$179
Rental expense representative of interest	16	64	65	54	59
Total fixed charges	$95	$361	$232	$222	$238

Ratio of earnings to fixed charges	4.5	5.7	17.5	16.5	14.2